SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)

                     Landmark Land Company, Inc.
                        (Name of Issuer)

                  Common Stock, $0.50 par value
                   (Title of class of securities)

                            515062107
                         (CUSIP Number)

                       Martin Nussbaum, Esq.
                     Shereff, Friedman, Hoffman & Goodman LLP
                         919 Third Avenue
                    New York, New York  10022
                         (212) 758-9500
   (Name, address and telephone number of person authorized to receive notices and communications)

                          August 29, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 515062107                               Page 2 of 3

To the extent set forth herein, this Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Gotham Partners, L.P. and Gotham Partners II, L.P. (collectively referred to herein as the "Reporting Persons") relating to shares of Common Stock, $0.50 par value, of Landmark Land Company, Inc. (the "Company").


Item 4.  Purpose of the Transaction

     The Reporting Persons acquired the Common Stock as a speculative Investment. The Reporting Persons note that although the Company is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company has not filed any periodic or other reports with the Securities and Exchange Commission since its Form 10-Q for the quarter ended September 30, 1991, but other information concerning the Company is publicly available. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons intend, to the extent that the information is available, to continuously evaluate the Company and its prospects, as well as general economic, financial and industry conditions, the securities markets, legal developments, other developments and other investment opportunities. The Reporting Persons note that the Common Stock does not trade in any established market, and no quotations for such shares of Common Stock are available. Subject to the foregoing factors and the availability (if any) of Common Stock and the price at which such Common Stock is available, the Reporting Persons currently intend to purchase additional shares of Common Stock and will consider all means available for purchasing shares, including private transactions or a tender for shares owned by members of the public. The Common Stock may be currently eligible, or as a result of purchases of Common Stock by the Reporting Persons or others become eligible, for deregistration under the Exchange Act, although to do so the Company must either be current on its periodic reporting requirements under the Exchange Act or obtain a waiver from the Securities and Exchange Commission.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

	As a result of a contract described below, Gotham owns 1,954,126 shares of Common Stock, representing an aggregate of approximately 24.42% of the outstanding Common Stock of the Company, and Gotham II owns 21,474 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .27% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 8,001,170 outstanding shares of Common Stock of the Company, as of February 11, 1991, as reported in the Company's Information Statement of Form 10 dated March 15, 1991. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham and Gotham II). Gotham entered into a contract with World Financial Properties, L.P., as successor to Olympia & York Realty Corp., to purchase a total of 1,975,600 shares of Common Stock of the Company.
On or about August 20, 1997, World Financial Properties, L.P. informed Gotham that it refused to consummate its contract to sell shares of the Company to Gotham. By complaint dated August 29, 1997, Gotham commenced an action against World Financial Properties, L.P. in the Supreme Court of the State of New York, County of New York, seeking to enforce the contract.
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                                                  PAGE 3 of 3





     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 29, 1997

                GOTHAM PARTNERS, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
					                         William A. Ackman
					                         President


                GOTHAM PARTNERS II, L.P.

                By:   Section H Partners, L.P.
                      its general partner

 			                  By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
			                    	      William A. Ackman
				                          President